

Formation


02002687

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

IDAHO COBALT PROJECT PERMITTING UPDATE

Vancouver, BC, November 29, 2001 Formation Capital Corporation (FCO-TSE) announced today that permitting efforts on its 100% owned Idaho Cobalt Project (ICP) continue to advance. The Company initiated the formal permitting process, known as National Environmental Policy Act (NEPA), with the submittal of the Plan of Operations to the United States Department of Agriculture Forest Service in January of 2001. Under NEPA the Forest Service is required to prepare an Environmental Impact Statement (EIS) evaluating the potential impacts of the project on the environment. An integral part of the preparation of an EIS is the collection of baseline information on the site. During the past field season extensive studies were conducted and reports prepared. Much of this information has been submitted to the Forest Service to be used in the preparation of technical reports that serve as the foundation for the EIS.

Concurrent to the collection of baseline studies the Company participated with the Forest Service in public meetings, several agency field reviews and meetings and gave presentations to the Salmon Chamber of Commerce, the Challis Chamber of Commerce and the Bannock-Shoshone Indian Tribe. Public scoping meetings are a necessary step in the EIS process whereby the public has an opportunity to ask questions and voice their support or concern over the project. Strong support for the Idaho Cobalt Project is evidenced by the positive comments provided by the public to the Forest Service and Formation.

Based on discussions with the Forest Service, other agencies and Company consultants, Formation has elected to enhance our Plan Of Operations through the addition of land application for the disposal of excess water. In addition, Formation has relocated a waste rock pile so that it is well away from any drainage area. These decisions were supported by supplemental studies commissioned by Formation Capital in support of our Plan of Operations.

Management is extremely pleased with the current progression of the permitting of the ICP, and is confident of the economic rewards to follow for the local public, the Company and its shareholders.

Formation expects to produce 1,500 tonnes of cobalt per year, representing approximately four percent of world production with a current minimum ten year mine life. The mineralization remains open along strike and to depth. The mine will offer an alternative, reliable domestic source of this strategic metal for the United States, which consumes over forty percent of the world supply yet has no current production. Presently the U.S. depends on overseas countries such as Zambia, DRC (Zaire) and Russia for much of its cobalt needs.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
CEO

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com

The statements contained in this release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.